AECOM 555 S. Flower Street Suite 3700 Los Angeles, CA 90071 www.aecom.com	213.593.8000 213.593.8730	tel fax

April 15, 2011

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                            AECOM Technology Corporation

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed November 22, 2010

File No. 0-52423

Dear Mr. O’Brien:

This letter includes supplemental information requested in the comment letter, dated March 18, 2011, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for AECOM Technology Corporation (“AECOM” or the “Company”).  The Company’s response to the Staff’s comment letter has been filed via EDGAR.  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Definitive Proxy Statement Filed on January 21, 2011

Comment 7:

We note that the PEP2010 awards are based on the three-year performance of growth in EBITDA and return on investment. We further note your statement that the “specific performance goal levels reflect confidential, internal financial targets at the time the awards are established.” Please provide your analysis supplementally as to how you would be competitively harmed if the specific performance goals or targets for the PEP2010 awards were disclosed, using the standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. In future filings, please disclose the target and maximum performance levels for each performance goal. See Item 402(b)(2)(v) and (vi) of Regulation S-K. In the event that you determine that disclosure of future target levels would result in competitive harm to the company pursuant to Securities Act Rule 406 or Securities Exchange Act Rule 24b-2, please discuss in future filings how difficult it will be for you to achieve the undisclosed target levels. Please refer to Instruction No. 4 to Item 402(b). We note your disclosure that the goals for the PEP2010 performance period are challenging, but achievable and your percentage payouts in past years.

Securities and Exchange Commission April 15, 2011 Page 2

SUPPLEMENTAL INFORMATION

The Company historically has not included specific target levels for future years related to our long-term incentive compensation program in our proxy statements because of the risk of competitive harm associated with the disclosure of such targets.  As disclosed in our proxy statement, the PEP2010 awards were based on our growth in EBITA (earnings before interest, taxes and amortization) and return on investment.

The performance targets are set at the beginning of each fiscal year by the Compensation and Organization Committee and are derived from internal analyses and projections of the Company’s performance included in our confidential strategic operating plan, which covers the coming fiscal year as well as future years.  Embodied in such targets are the Company’s expectations of the performance of its business units, the overall environment for professional technical and management support services, competitive conditions in the Company’s geographic markets and other economic factors for the entire number of years covered by the Company’s strategic plan.  Because the Company develops the strategic plans to address more than one year, it is difficult to isolate and disclose one year’s information without a larger discussion of the factors that go into the calculation of such targets over a longer period of time.  Indeed, we believe that any public disclosure of such target levels would need to be accompanied by some discussion of the component parts of the underlying measures, their relative weightings, the method of calculating the measure and other material information about the measure for several years into the future, so that the target levels are disclosed in an appropriate context to permit shareholders to understand that particular year’s target.

The disclosure of the composition and inner workings of these measures, including the specific target levels, would give the Company’s competitors an unfair advantage by allowing them undue insight into the Company’s plans, strategies and expectations for its services and business for the coming years.  Our target levels reflect projections developed from broad-based Company services, sales and marketing data which is available to us well before – if ever – becoming available to our competitors.  Those projections are used by us in making pricing and marketing decisions, among many others.  If our competitors learned of this valuable information through our required public disclosure of it, we would lose our ability to quickly adjust our pricing and services structures and make other adjustments to our business plans to address trends which would be apparent to us, but which would not be immediately apparent to anyone not in possession of the information that we develop internally.

The Company’s industry is highly competitive and is characterized by intense competition on a national and international basis.  Therefore, the ability to swiftly react to and re-assess pricing structures for our services is especially crucial in these challenging economic times in which our clients – many of them government entities – are facing tremendous financial constraints.  In most instances, the Company participates in competitive bidding where each bidder submits its “best and final” offer

Securities and Exchange Commission April 15, 2011 Page 3

for a contract award and we are not aware of the pricing offered by our competitors.  If the Company’s competitors cut their own pricing using the Company’s publicly disclosed expected target level information, we would not be able to counteract the lower bids of our competitors, whose margins are not similarly disclosed, and the disclosure would prove particularly harmful to our competitive position.  This could potentially result in discouraging our clients from contracting with us or encouraging our clients to seek lower pricing.  Clients with specific details about the Company’s future goals (and therefore costs and pricing) could leverage this information to obtain lower pricing and other more favorable terms.

Furthermore, disclosure of these targets on an ongoing basis would allow the Company’s competitors and clients to see our expected goals and track our trends.  Competitors and clients would be able to discern whether the forecast for our target levels is going up or down and then use that information for their own negotiating purposes.  For example, if we set targets at a higher level than previous years, competitors and clients may discern that we expect business to climb and may argue that we are charging excessive prices.  If the Company sets targets at a lower level than previous years, competitors and clients may surmise that our business is slowing and that we should be more willing to negotiate lower pricing to increase business volume.

The Company’s competitors could use such information to focus resources on clients or services targeted by the Company for expansion and to compete with the Company for acquisition and other growth opportunities, which are crucial to our business.  In addition, if we disclose target levels with respect to business growth or development, competitors would know where we believe that the best future market opportunities lie. This type of information, which the Company does not have about its competitors, would place the Company at a significant competitive disadvantage and result in competitive harm to the Company.

The Company does not believe that the shareholders’ understanding of the Company’s compensation practices would be appreciably improved by disclosing the target levels for future fiscal years.  Further, we believe that the enhanced qualitative descriptions about the target levels and results that we include in the proxy statement, coupled with our disclosure of the past target level figures in future filings, will strike the appropriate balance between the interests of the Company and the public, and that disclosure of the future targets is not necessary to assure adequate public information about our compensation programs, philosophies and decisions.  As described above, such disclosure may in fact be detrimental to the interests of the shareholders and prospective investors since the disclosure of this information could cause substantial competitive harm to the Company.

Securities and Exchange Commission April 15, 2011 Page 4

Comment 9:

We note your statement that “[g]iven AECOM’s achievement of the PEP2008 goals, our named executive officers received payments from PEP2008 at 120% of target award amounts.” In future filings, please disclose the performance goals, the target and maximum levels for each performance goal, and actual results achieved by the company. Refer to Item 402(b)(2)(v) and (vi) of Regulation S-K. Please show us supplementally what your disclosure would have looked like for the PEP2008 awards.

SUPPLEMENTAL INFORMATION

In future filings, the Company intends to include disclosure substantially similar to the below supplemental PEP2008 disclosure.

The three-year performance period for our Performance Earnings Program for fiscal years 2008 – 2010 (“PEP2008”) closed at the end of fiscal year 2010. Performance was measured fifty percent based on growth in EBITA and fifty percent based on return on investment. Given AECOM’s achievement of the PEP2008 goals, our Named Executive Officers received payments from PEP2008 at 120% of target award amounts. The following table illustrates the target, maximum and actual performance levels and associated payout schedule for PEP2008.

Performance level	Target	Maximum	Actual
Return on investment	19%	20%	21%
EBITA growth	16%	20%	35%
Payout percentage	100%	120%	120%

Form 10-Q For the Fiscal Quarter Ended December 31, 2010

Comment 10:

We note your response to comment six in our letter dated January 21, 2011; however, we reissue the comment as we note that you did not provide this information in your Form 10-Q for the period ended December 31, 2010. In future Exchange Act filings, please discuss in more detail the affirmative and negative financial covenants for each credit facility and the unsecured senior notes. For the unsecured revolving credit facility, please also disclose the negative covenants relating to your net worth and leverage.

Securities and Exchange Commission April 15, 2011 Page 5

SUPPLEMENTAL INFORMATION

The Company’s revised disclosure will be substantially comparable to the expanded disclosure below.  The italicized text reflects new disclosure that was not included in the Company’s Form 10-Q for the period ended December 31, 2010.

Covenants and Restrictions

Under all of the Company’s debt agreements relating to its unsecured revolving credit facility and unsecured term credit agreements, we are subject to a maximum consolidated leverage ratio at the end of any fiscal quarter. This ratio is calculated by dividing consolidated funded debt (including financial letters of credit) by consolidated earnings before interest, taxes, depreciation, and amortization (EBITDA). For our debt agreements, EBITDA is defined as consolidated net income attributable to AECOM plus interest, depreciation and amortization expense, amounts set aside for taxes and other non-cash items (including a calculated annualized EBITDA from our acquisitions.) As of December 31, 2010, our consolidated leverage ratio was 2.05, which did not exceed our most restrictive maximum consolidated leverage ratio of 3.0.

The Company’s Unsecured Revolving Credit Facility and Unsecured Term Credit Agreements also contain certain covenants that limit the Company’s ability to, among other things, (i) issue financial and commercial standby letters of credit, (ii) issue performance guarantees, (iii) incur indebtedness and contingent obligations, and (iv) pay dividends or make certain other restricted payments or investments.

Additionally, the Company’s Unsecured Senior Notes contain covenants that limit certain types of indebtedness, which include indebtedness incurred by subsidiaries and indebtedness secured by a lien. The Unsecured Senior Notes also contain a financial covenant that requires the Company to maintain a net worth above a calculated threshold. The threshold is calculated as $1.2 billion plus 40% of the consolidated net income for each fiscal quarter commencing with the fiscal quarter ending June 30, 2010.  In the calculation of this threshold, the Company cannot include a consolidated net loss that may occur in any fiscal quarter. The Company’s net worth for this financial covenant is defined as Total AECOM stockholders’ equity. As of December 31, 2010, our net worth was $2.2 billion, which exceeds the calculated threshold of $1.3 billion.

Should the Company fail to comply with these covenants, all or a portion of its borrowings under the Unsecured Senior Notes and Unsecured Term Credit Agreements could become immediately payable and its Unsecured Revolving Credit Facility could be terminated.  At December 31, 2010, the Company was in compliance with all such covenants.

Securities and Exchange Commission April 15, 2011 Page 6

Please contact the undersigned at (212) 973-3045 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Nancy J. Laben
Nancy J. Laben
Senior Vice President and General Counsel

cc:                               John M. Dionisio, President and Chief Executive Officer, AECOM Technology Corporation

Michael S. Burke, Executive Vice President, Chief Financial Officer, AECOM Technology Corporation